SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Undoing the Unit Program

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, announces to its shareholders and the market in general that the Board of Directors decided to approve, at the 240th Extraordinary Meeting held on this date, the call for an Extraordinary General Meeting of the Company (“EGM”), to be held on December 18, 2023 with the aim of deliberating on the undo of the “1st Share Conversion and Formation of Share Deposit Certificates Program” approved in March 17, 2021 (“Unit Program”).

The Unit Program was established after an assessment carried out by management, duly advised by financial and legal experts, with the objective of concentrating investments dispersed between common and preferred shares in a single security, standardizing shareholder rights and generating an increase in the liquidity of shares issued by the Company in the regulated securities markets in which they are traded.

With the recent transformation of the Company into a company with dispersed capital without a defined controller, there was a substantial increase in the liquidity of common shares, so that the Unit Program no longer fulfilled the purposes for which it was established. It is proposed to undo the Units Program, with the splitting of share deposit certificates (CPLE11) into 5 (five) shares issued by the Company, of which 1 (one) is a common share (CPLE3) and 4 (four) class “B” preferred shares (CPLE6), preserving the Unit holders the same rights, advantages and restrictions as the shares issued by the Company represented by them, including in relation to the payment of dividends, interest on own capital and any other bonuses, payments or benefits to which they may be entitled.

If the undo of the Units Program is approved by the AGE, the last day on which the Units will be traded will be December 22, 2023. From December 26, 2023, only common and preferred shares will be available for trading. issued by the Company, including those that were collateral for the aforementioned Units. The credit of underlying shares to Unit holders will occur from the opening on December 28, 2023.

More details will be available in the Management Proposal for the EGM, to be published on Copel's IR website and on the Securities and Exchange Commission portal up to 30 days before the EGM.

Curitiba, November 14, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 14, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.